UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

AerCap awarded insurance payment by English Commercial Court for aircraft and engines lost in Russia

In a judgment handed down today, the Commercial Court in London found that AerCap is entitled to recover its claim for an indemnity of approximately $1 billion from the insurers under the “War and Allied Perils” Coverage section of its contingent and possessed insurance policy.  This award is in respect of the aircraft and engines which AerCap and its affiliates formerly leased to Russian airlines and were not recovered from Russia following its invasion of Ukraine in February 2022. The indemnity amount is due to be paid by July 2, 2025.  All questions of interest and costs are adjourned to a further hearing to be fixed in September 2025.

In 2022, we recognized a pre-tax net charge of $2.7 billion to our earnings, which included a total loss write-off with respect to the assets which remained in Russia and Ukraine and impairment losses with respect to the assets which we had recovered from Russia and Ukraine at that time.  Following recoveries of $1.3 billion in 2023 and $195 million in 2024, this indemnity award will bring AerCap’s total pre-tax recoveries relating to the Ukraine conflict to approximately $2.5 billion.

The claims against insurers and reinsurers of the Russian airlines’ insurance policies in respect of a number of these assets remain ongoing in the Commercial Court in London and we intend to continue to vigorously pursue those claims.  However, the collection, timing and amount of any potential further recoveries in respect of those claims are uncertain.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement, File No. 333-282733, and Form S-8 Registration Statements, File Nos. 333-194638, 333-194637, 333-180323, 333-165839, and 333-154416, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Exhibits

99.1	AerCap Holdings N.V. Press Release relating to awarded insurance payment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date: June 11, 2025

EXHIBIT INDEX

99.1	AerCap Holdings N.V. Press Release relating to awarded insurance payments.